SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated April 14, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.


Date: April 14, 2000                        Mr. Gerry A. Racicot
                                            President

                            EIGER TECHNOLOGY UPDATE:
                 "Recent achievements & Eiger's growth strategy"
                                WITH CFO APRIL 18

Press release                                              TSE:AXA - OTCBB:ETIFF

STRATFORD, ONTARIO, CANADA, APRIL 14, 2000 - Eiger Technology Inc. (TSE: AXA;
OTCBB: ETIFF), a leading Internet and computer peripherals manufacturer, will be featuring CFO Keith Attoe in a corporate update investor call-in April 18.

Eiger President, Gerry Racicot, said "The highly publicized volatility in the stock markets of late has rather overshadowed our recent achievements and I felt it important to give our shareholders an opportunity to get a renewed appreciation of them.

"I have, therefore, asked Keith Attoe to be available on April 18 at 11.30 a.m. Eastern Standard Time for call-ins from our shareholders. In addition Keith will give a brief recap of his recent trip to Korea at the opening of Eiger of our new and expanded manufacturing facility.

"This corporate update will be followed by a question period. Anyone interested in participating in this conference call you can do so by choosing one of the following options listed below."

For Canadian Participants: dial 1-800-207-5856 followed by the conference code 273915# followed by your area code and the first 3 digits of your phone number.

For American Participants: dial 1-800-207-5856 followed by the conference code 273915 # followed by 14872 #.

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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                                Eiger Technology
     818 Erie St. Stratford, ON N4Z 1A2 519-273-0503(tel) 519-273-1684(fax)
                              email: eiger@cyg.net